Exhibit 21.01

LIST OF SUBSIDIARIES OF II-VI INCORPORATED

Subsidiary	Jurisdiction of Incorporation
Finisar Corporation	Delaware
Finisar Wuxi, Inc.	Peoples Republic of China
II-VI Delaware, Inc.	Delaware
II-VI Holdings B.V.	The Netherlands
II-VI Laser Enterprise GmbH	Switzerland
Photop Technologies, Inc.	Cayman Islands